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                          December 29, 2020

       Dayton Misfeldt
       Interim Chief Executive Officer
       SUNESIS PHARMACEUTICALS INC
       395 Oyster Point Boulevard, Suite 400
       South San Francisco, CA 94080

                                                        Re: SUNESIS
PHARMACEUTICALS INC
                                                            Registration
Statement on Form S-4
                                                            Filed December 22,
2020
                                                            File No. 333-251567

       Dear Mr. Misfeldt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John McKenna